OMB Number:  3235-0175

Expires:  August 31, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:  Our Street Funds, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

851 French Moore, Jr.  Boulevard, Suite 126, Abingdon, Virginia 24210

Telephone Number (including area code):  276-328-0223

Name and address of agent for service of process:

Gary R. Stratton, 851 French Moore Boulevard, Suite 126, Abingdon, Virginia 24210

Check  Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]  NO [  ]

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.  Filing of this Form is mandatory.  Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration.  The information collected on Form N-8A is publicly available.  The Commission staff uses the information in its regulatory, disclosure review, inspection and policy making roles.  Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form.  The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507.

__________________

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1102 (12-01)

FORM N-8A

In addition to completing the cover page, a registrant must complete the following items unless it has indicated on the cover page that it is filing the registration statement required pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Item 1.

Exact name of registrant.1

Item 2.

Name of the state under the laws of which registrant was organized or created and the date of such organization or creation.

Item 3.

Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Item 4.

Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Item 5.

If registrant is a management company:

(a)

state whether registrant is a “closed-end” company or an “open-end” company;

(b)

state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Item 6.

Name and address of each investment adviser of registrant.2

Item 7.

If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.3

Item 8.

If registrant is an unincorporated investment company not having a board of directors:

(a)

state the name and address of each sponsor or registrant;

(b)

state the name and address of each officer and director of each sponsor of registrant;

(c)

state the name and address of each trustee and each custodian of registrant.

Item 9.  (a)  State whether registrant is currently issuing and offering its securities directly to the public      (yes or no).

(b)

If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

(c)

If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state  whether registrant presently proposes to make a public offering of its securities (yes or no).

(d)

State whether registrant has any securities currently issued and outstanding (yes or no).

(e)

If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting secirities.

10.

State the current value of registrant’s total assets.

11.

State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

12.

Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

1 Section 35(d) of the Act should be considered in connection with the registrant’s name, as should the following:  (a) a review of the current List of Companies Registered under the Investment Company Act of 1940, published by the Commission, to ascertain if the name is similar to that of any existing company; and (b) if the corporate name implies a particular investment medium, industry emphasis or objective, the investment policy should be consistent with the name.

2 The term “investment adviser” of an investment company is defined in Section 2(a)(20) of the Act.  It should be noted that under this definition any person who pursuant to contract “regularly performs substantially all of the duties” undertaken by an investment adviser to an investment company is also deemed to be an investment adviser to the investment company.  Thus, if registrant has a sub-adviser, the name and address of each sub-adviser should be included in the response to this item.

3 The response to this item should include the full names, not initials, of all officers and directors, and, if all positions on the board are not filled, the number of vacancies should be indicated.  Registrant’s attention is also directed to Sections 10(a), 10(b), 10(c) and 10(d) of the Act regarding the makeup of the board of directors.

SIGNATURES

1.

Form of signature if registrant is an investment company having a board of directors.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Abingdon and Commonwealth of Virginia on the 17th day of  February  2009.

[SEAL]

Signature:  Our Street Funds, Inc.

     (Name of Registrant)

BY:

     /S/ Gary R. Stratton

     Gary R. Stratton

ITS:

      President

Attest:

/S/  J.C. Schwiengrouber

J.C. Schwiengrouber

Secretary, Our Street Funds, Inc.

2.

Form of signature if registrant is an unincorporated investment company not having a board of directors.

Pursuant to the requirements of the Investment Company Act of 1940, the ________________ (sponsor, trustee, or custodian) ________________of the registrant has caused this notification of registration to be duly signed on its behalf in the city of ________________ and state of ________________ on the ____ day of ________. 20__.

[SEAL]

Signature___________________________________

(Name of Registrant)

BY________________________________________

(Name of sponsor, trustee or custodian)

BY________________________________________

      (Name of  officer of sponsor, trustee or custodian)

Attest:

___________________________

(Name)

____________________________

____________________________

(Title)

(Title)